Exhibit 21.1

Synacor, Inc.
List of Subsidiaries

Name	Jurisdiction
NTV Internet Holdings, LLC	Delaware
Synacor Canada, Inc.	Canada
Synacor China, Ltd.	Cayman Islands
Sync Holdings, LLC	Delaware
Zimbra Software, LLC	Texas
Synacor Europe Limited	United Kingdom
Zimbra Technology India Private Limited	India
Zimbra Japan G.K.	Japan
Zimbra Singapore Pte Ltd	Singapore